IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD SETS THE RECORD STRAIGHT ON RCF'S OVERREACHING DEMANDS

RCF insists on putting its interests ahead of those of other shareholders with demands that would result in a five percent shareholder taking de facto control of the Company

Toronto, Ontario, February 2, 2022 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") today set the record straight on its recent engagement with RCF Management L.L.C ("RCF"), a recent 5.2% shareholder, regarding negotiations between the parties over refreshment of the IAMGOLD board of directors (the "Board"). The Company will provide further updates as developments warrant. In the meantime, there is no need for shareholders to take any action.

IAMGOLD accepted that RCF would nominate three independent directors

IAMGOLD firmly rejects RCF's revisionist narrative regarding its engagement with the Company and the quality of its Board and management team. In fact, the Company engaged openly and constructively with RCF over a period of two weeks, including via meetings with management, Board members, and between legal counsel. IAMGOLD was transparent with RCF about its continuing board renewal process – including the planned departure of its former Board Chair and certain other directors.

In an attempt to avoid the unnecessary cost and distraction of a proxy contest, at the Company's suggestion, the parties entered into a standstill agreement in order to provide requisite time to allow a committee of the Board, as well as the internationally renowned search firm engaged by the Board, to meet with and consider RCF's three director nominees in support of an acceptable resolution.

After completing interviews with RCF's nominees, the committee of the Board and the search firm engaged by the Board independently concluded that two RCF nominees, Maryse Belanger and David Smith, were acceptable, and one, Lawrence Haber, was not. The Board was willing to immediately appoint these two acceptable RCF nominees (Maryse Belanger and David Smith), to replace two IAMGOLD directors. Further, the Board agreed to the appointment of a third independent RCF nominee that was to be reasonably acceptable to the Board. RCF had previously agreed to recommend another nominee, other than Mr. Haber, for appointment to IAMGOLD's Board.

In addition, the Board advised RCF that it was also willing to agree to most of RCF's demands, including:

- Three RCF nominees as new directors of IAMGOLD, as noted above;
- Ensuring an RCF nominee is included as a member of each standing committee of the Board;
- Reconstituting its existing CEO Search Committee such that it would include two existing IAMGOLD directors and two of RCF's nominees; and
- Refraining from concluding its ongoing strategic review of two of its mines and a permanent Chief Executive Officer search until after the Board was reconstituted.

RCF's unacceptable demands

The Board was not willing to accept several overreaching and self-interested RCF demands that would have resulted in a recent 5.2% shareholder taking de facto control of the Company. For example, RCF's demand that Maryse Belanger immediately be appointed Chair, was concerning for a number of reasons, including:

- It is the responsibility and mandate of the Board of Directors, not a recent 5.2% shareholder, to elect its Chair. RCF's demand that Ms. Belanger be immediately installed as Chair without meeting all of the Board members, exposed an alarming disregard for good governance; and
- After due consideration, based on background research and in particular commentary of RCF, the Board became increasingly concerned that Ms. Belanger was not sufficiently independent from RCF to serve as the Chair.

Further, the Board was not willing to agree to additional RCF suggestions and demands, at the expense of the interests of ALL shareholders, including:

- Installing an RCF employee as a Board Observer, providing RCF with unprecedented access and information that no other shareholder would have, without being subject to any of the duties of a director of a publicly traded company;
- Giving RCF's nominees control of certain Board committees and the hiring of IAMGOLD's next CEO;
- Retaining the mining services company Ausenco, which is owned by RCF and retains two RCF co-founders on its board; and
- Paying RCF $1 million to cover the costs of settlement negotiations that lasted mere weeks.

The Company has additional concerns with RCF and its nominees, which it will disclose in due course, but shareholders can rest assured that the Company will continue to defend and advance the best interests of the Company and ALL of its shareholders.

A proxy contest is unnecessary

IAMGOLD is disappointed with RCF's decision to initiate an unnecessary proxy contest and remains open to maintaining a dialogue with RCF and all shareholders and stakeholders. The Board of IAMGOLD made significant efforts to reach a reasonable resolution that is in the interests of the Company and all of its shareholders. Unfortunately, RCF's demands and actions demonstrate that it is focused on what is best for RCF, rather than the best interests of the Company and ALL of its shareholders.

IAMGOLD's focus

IAMGOLD remains firmly focused on becoming a leading high-margin gold producer, through the optimization of its assets and the advancement of Côté Gold towards commercial production, which remains on track for the second half of 2023.

As announced on January 12, 2022 and as part of a refocused strategy, the Company has initiated a strategic review process to explore and evaluate potential strategic alternatives for the Rosebel mine, in addition to the ongoing strategic review of the Westwood mine, in order to focus on maximizing cashflow from value-generating assets, prioritizing capital allocation towards generating the best returns on invested capital and on the development of the Côté Gold project. The Company has not made any decisions related to any specific strategic alternatives at this time and there can be no assurance that the exploration of strategic alternatives will result in a transaction in respect of Rosebel or Westwood.

Ongoing Board Renewal

IAMGOLD is strongly committed to good corporate governance practices and has undertaken initiatives to formally renew the Board with the implementation of a written board renewal guideline in January of 2021. Since the 2020 annual meeting, 57% of the Board (four of seven directors) has been refreshed. These four new Directors are experienced professionals with extensive technical, operations, finance, and environmental and safety expertise. The Board renewal process is robust and ongoing and includes the search for a new CEO and Chair, with the assistance of professional executive search firms.

ADVISORS

The Board has engaged TD Securities as financial advisor, Longview Communications and Public Affairs is engaged as communications advisor, Morrow Sodali as proxy solicitation agent and strategic advisor and Davies Ward Phillips & Vineberg LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as legal advisors,.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements, within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "on track", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "target", "strategy", or "project" or the negative or other variations of these words or comparable terminology. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the intention of the Company to complete a process of renewal of its Board of Directors; execution of the Company's current strategic plan and process for appointing a permanent Chief Executive Officer; the Company's guidance for production at its operating mine sites, including estimated timing and amounts thereof; total cash costs; all-in sustaining costs; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the intention of the Company to file an updated technical report in respect of the Rosebel gold mine; the intention of the Company to commence strategic review processes in respect of Rosebel, Westwood and certain other of its directly- or indirectly-owned assets; estimated costs of production; estimated impairment charges; expected capital expenditures; operations outlook; the progress of development at Côté Gold, including progress of project expenditures and contracting processes; the timing for commencement of commercial production at Côté Gold; the Company's plans and expectations with respect to liquidity management; the future price of gold and other commodities; permitting timelines; exchange rates and currency fluctuations; requirements for additional capital; and the Company's decisions with respect to capital allocation.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Such risks, uncertainties, contingencies and other factors include, but are not limited to: Company's ability to identify and appoint suitable candidates to serve as directors and executive officers; the Company's business strategies and its ability to execute thereon; the ability of the Company to the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold or other commodities (such as diesel and electricity); the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; legal, litigation, legislative, political or economic developments in the jurisdictions in which the Company carries on business; the volatility of the Company's securities; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; title disputes; input in the management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with the Company's operations; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition and consolidation in the mining sector; changes in tax laws, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operations at the Company's operations; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of necessary capital and impacts on the Company's liquidity levels; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities and other debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform as expected; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; geotechnical difficulties and major equipment failure; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme and unpredictable weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1   Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Investor Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

Media

Longview Communications and Public Affairs

Ian Hamilton, Managing Partner, 905-399-6591, ihamilton@longviewcomms.ca

Joel Shaffer, Partner, 416-649-8006, jshaffer@longviewcomms.ca

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.